UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 7)

HARBINGER GROUP INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

41146A106
(CUSIP Number)

PHILIP FALCONE
450 PARK AVENUE, 30TH FLOOR
NEW YORK, NEW YORK 10022
(212) 339-5888
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

May 12, 2011
(Date of Event which Requires Filing
of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 41146A106	SC 13D	Page 2 of 17

1	NAME OF REPORTING PERSON Harbinger Capital Partners Master Fund I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 95,932,068
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 95,932,068
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,932,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 41146A106	SC 13D	Page 3 of 17

1	NAME OF REPORTING PERSON Harbinger Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 95,932,068
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 95,932,068
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,932,068
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 41146A106	SC 13D	Page 4 of 17

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,493,161
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,493,161
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,493,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 41146A106	SC 13D	Page 5 of 17

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,493,161
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,493,161
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,493,161
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 41146A106	SC 13D	Page 6 of 17

1	NAME OF REPORTING PERSON Global Opportunities Breakaway Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,434,660
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,434,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,434,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 41146A106	SC 13D	Page 7 of 17

1	NAME OF REPORTING PERSON Harbinger Capital Partners II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,434,660
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,434,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,434,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 41146A106	SC 13D	Page 8 of 17

1	NAME OF REPORTING PERSON Harbinger Capital Partners II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,434,660
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,434,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,434,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 41146A106	SC 13D	Page 9 of 17

1	NAME OF REPORTING PERSON Harbinger Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 117,425,229
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 117,425,229
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,425,229
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 41146A106	SC 13D	Page 10 of 17

1	NAME OF REPORTING PERSON Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 129,859,889
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 129,859,889
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 129,859,889
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 93.3%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 41146A106	SC 13D	Page 11 of 17

Item 1. Security and Issuer.

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on June 19, 2009, as amended by Amendment No. 1, filed on July 13, 2009, Amendment No. 2, filed on November 4, 2009, Amendment No. 3, filed on August 17, 2010, Amendment No. 4, filed on September 15, 2010, Amendment No. 5, filed on January 12, 2011 and Amendment No. 6, filed on March 10, 2011 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $0.01 per share (the “Shares”), of Harbinger Group Inc. (the “Issuer”), whose principal executive offices are located at 450 Park Avenue, 27th Floor, New York, New York 10022.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

Item 4.   Purpose of Transaction.

“On May 12, 2011, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with CF Turul LLC, an affiliate of funds managed by Fortress Investment Group LLC or its affiliates (the “Fortress Purchaser”), Wilton Re Holdings Limited (the “Wilton Purchaser”), PECM Strategic Funding L.P., Providence TMT Debt Opportunity Fund II, L.P. (and together with PECM Strategic Funding L.P., the “PECM Purchasers”, and together with the Fortress Purchaser and the Wilton Purchaser, the “PS Purchasers”), pursuant to which on May 13, 2011 the Issuer sold an aggregate of 280,000 shares of Series A Participating Convertible Preferred Stock of the Issuer (the “Preferred Stock”) to the PS Purchasers (the “Preferred Sale”).  As inducement to consummate the Preferred Sale, Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”), Harbinger Capital Partners Special Situations Fund, L.P., Global Opportunities Breakaway Ltd. (collectively, the “Harbinger Parties”), Harbinger Capital Partners LLC and Harbinger Capital Partners II LP (together with Harbinger Capital Partners LLC, the “HCP Entities”) entered into certain agreements with the PS Purchasers, which are discussed further below.

Corporate Opportunities Agreement.

On May 12, 2011, the Harbinger Parties and the HCP Entities (solely for the purpose of certain specified provisions of the Corporate Opportunities Agreement) entered into a letter agreement with Fortress Purchaser (the “Corporate Opportunities Agreement”), pursuant to which the Harbinger Parties agreed that for so long as (x) the Fortress Purchaser owns at least 10% of the Preferred Stock purchased on the date of the Preferred Sale or Shares of common stock issued upon the conversion of the Preferred Stock (such securities, the “Subject Securities”) and (y) the HCP Entities, Philip A. Falcone and other entities that the HCP Entities or Philip A. Falcone directly or indirectly controls, is controlled by or is under common control with (excluding the Issuer and its subsidiaries, but including the Harbinger Parties) (the “Harbinger Affiliates”) (i) collectively beneficially own at least 35% of the Issuer’s outstanding common stock or voting power (unless a greater percentage of the common stock or voting power is owned by a third party or group) or (ii) beneficially own at least 10% of the Issuer’s outstanding common stock or voting power and any of them are party to an investment management agreement with the Issuer or any of its subsidiaries, if any Harbinger Affiliate, desires to pursue a Restricted Potential Corporate Opportunity (as defined in the Corporate Opportunities Agreement) then such Harbinger Affiliate will first present such opportunity to the Issuer, provide the Issuer with a reasonable period of time to consider such opportunity and present such opportunity to the board of directors of the Issuer (the “Board”), including Independent Directors (as defined in the Corporate Opportunities Agreement).  If the Board decides to pursue a Restricted Potential Corporate Opportunity, certain entities managed by the Harbinger Affiliates would be entitled to invest (or otherwise participate) pro rata in the venture in accordance with the allocations provided in the Corporate Opportunities Agreement.

If the Board declines to pursue a Restricted Potential Corporate Opportunity (a “Declined Opportunity”), any Harbinger Affiliate is, unless the Board or the Independent Directors have declined the Restricted Potential Corporate Opportunity in reliance on Article X of the Issuer’s Certificate of Incorporation, free to pursue such Declined Opportunity itself or present it to any other person.

CUSIP No. 41146A106	SC 13D	Page 12 of 17

In addition, subject to certain exceptions, the Harbinger Parties agreed that for so long as the Fortress Purchaser owns at least 10% of the Subject Securities, the Harbinger Affiliates will not, without the written consent of the Fortress Purchaser, amend or enter into any management agreement with the Issuer or any of its subsidiaries that provides for the payment of management fees by the Issuer and its subsidiaries to the Harbinger Affiliates in excess of $10,000,000 in the aggregate per annum (which amount is to be calculated in accordance with the terms of the terms of the Corporate Opportunities Agreement).

Tag-Along Agreement.

On May 12, 2011, the Harbinger Parties and the PS Purchasers entered into a letter agreement (the “Tag-Along Agreement”), pursuant which the Harbinger Parties agreed that at any time before the achievement of a Public Float Hurdle (as defined in the Tag-Along Agreement) and for so long as the PS Purchasers retain at least 75% of the Perferred Stock purchased on the date of the Preferred Sale (as calculated in accordance with the Tag-Along Agreement), subject to certain exceptions, if any of the Harbinger Affiliates desires to sell, assign, exchange, transfer or otherwise dispose of their Shares (“Transfer”) to a third party (x) in one or a series of related transactions not involving a public offering and that is not a sale to the public through a broker, dealer or market maker or (y) pursuant to a registered direct offering to one or more purchasers in an aggregate amount greater than the lesser of $5 million and 1% of the outstanding Shares, such Harbinger Affiliate would notify the PS Purchasers and their respective permitted transferees of such Transfer and the PS Purchasers and their respective affiliates would have the right and option, but not the obligation, to sell a certain number of their Shares to the proposed third party buyer in accordance with the terms of the Tag-Along Agreement.

In addition, the Harbinger Parties agreed that if at any time any Harbinger Affiliate proposes to purchase any shares of Preferred Stock (or Shares issued upon conversion of the Preferred Stock) from the Fortress Purchaser or any of its permitted transferees (a “Fortress Sale”), such Harbinger Affiliate would notify the PECM Purchasers and the Wilton Purchaser and their respective permitted transferees and each such person would have the right to sell to such Harbinger Affiliate a certain number of their shares of Preferred Stock (or Shares issued upon conversion of the Preferred Stock) (as determined in accordance with the terms of the Tag-Along Agreement) and at the same price and subject to the same terms and conditions as in the Fortress Sale.

The determination of whether to effect any sale of securities pursuant to the terms of the Tag-Along Agreement is in the sole and absolute discretion of the proposed seller of such securities.

The foregoing descriptions of the Corporate Opportunities Agreement and the Tag-Along Agreement do not purport to be a complete description of the terms thereof and are qualified in their entirety by reference to the full text of each document.  Copies of the Corporate Opportunities Agreement and the Tag-Along Agreement are filed as Exhibit B and Exhibit C, respectively, and are incorporated herein by reference.”

Item 5.   Interest in Securities of the Issuer.

The first sentence of Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

“References to percentage ownership of Shares in this Schedule 13D is based on the 139,201,939 Shares stated to be outstanding as of May 11, 2011 by the Issuer in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on May 13, 2011.”

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended by adding the following to the end of thereof:

“The description of the Corporate Opportunities Agreement and the Tag-Along Agreement contained in Item 4 of this Schedule 13D are incorporated herein by reference.

A portion of the Shares held by the Master Fund are pledged, together with securities of other issuers, to secure certain portfolio financing for the Master Fund.”

CUSIP No. 41146A106	SC 13D	Page 13 of 17

Item 7.   Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement

Exhibit B:
Corporate Opportunities Agreement (incorporated by reference from the form filed as Exhibit D to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (filed No. 001-04219 ) filed with the SEC on May 13, 2011).

Exhibit C:	Tag-Along Agreement (incorporated by reference from the form filed as Exhibit C to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K (filed No. 001-04219 ) filed with the SEC on May 13, 2011).

CUSIP No. 41146A106	SC 13D	Page 14 of 17

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

CUSIP No. 41146A106	SC 13D	Page 15 of 17

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	Harbinger Capital Partners II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

May 16, 2011

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

CUSIP No. 41146A106	SC 13D	Page 16 of 17

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock, par value $0.01 per share of Harbinger Group Inc., dated as of May 16, 2011 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

A-1

CUSIP No. 41146A106	SC 13D	Page 17 of 17

GLOBAL OPPORTUNITIES BREAKAWAY LTD.

By:	Harbinger Capital Partners II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II LP

By:	Harbinger Capital Partners II GP LLC, General Partner

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS II GP LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

May 16, 2011
A-2